United States securities and exchange commission logo





                              February 2, 2022

       Pat Cotroneo
       Chief Financial Officer
       FibroGen, Inc.
       409 Illinois Street
       San Francisco, CA 94158

                                                        Re: FibroGen, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36740

       Dear Mr. Cotroneo:

              We have reviewed your January 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our January 5,
       2022 letter.

       Form 10-K filed March 1, 2021

       Cover Page

   1. We note your response to our prior comment 5, which we reissue in part. Please revise your proposed
disclosure to include related disclosure at the onset of Part 1. We will not object to expanded
disclosure under the heading "China Operations," as referenced in response to prior
comment 1.
 Pat Cotroneo
FirstName LastNamePat Cotroneo
FibroGen, Inc.
Comapany2,NameFibroGen,
February   2022         Inc.
February
Page 2 2, 2022 Page 2
FirstName LastName
Item 1A. Risk Factors, page 49

2. We note your proposed additional risk factor in response to our prior comment 6. Please revise your proposed disclosure to explicitly address the consequences to you and your investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor, including but not limited to, the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and that an exchange may determine to delist your securities.
3. We note your response to our prior comment 7, which we reissue. Please revise your proposed disclosure to also disclose that the United States Senate has passed the
         Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.
         Additionally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019
 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Juan Graham